To announce the Company's June 2014 revenues Date of events: 2014/07/10 Contents:

1.	Date of occurrence of the event: 2014/07/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited consolidated revenue of NT$18.76 billion for June 2014, which was flat year-over-year. Operating costs and expenses increased by 1.5% to NT$14.71 billion year-over-year. Operating income decreased by 4.8% to NT$4.05 billion. Income before income tax increased by 0.3% to NT$4.38 billion. Net income attributable to stockholders of the parent increased by 0.6% to NT$3.62 billion, and EPS was NT$0.47. Despite of the mobile voice revenue decrease derived from VOIP substitution and market competition, mobile communications business revenue increased 3.4% year-over-year, mainly due to the 20.1% growth in mobile value-added service revenue resulting from the mobile internet subscriber increase. Broadband access and HiNet ISP revenue increased by 0.3% and 0.4%, respectively, year-over-year. For traditional fixed line services, local and DLD service revenue decreased by 7.0% and 6.8%, respectively, owing to mobile and VOIP substitution.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.